September 8, 2017

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:	PowerShares Exchange-Traded Fund Trust II (the “Trust”)/(I/C File No. 811-21977)

 Financial Statement Review

Dear Ms. Churko:

On behalf of the Trust, thank you for speaking with Abigail Murray, Senior Counsel of Invesco, and Mark Greer of Stradley Ronon Stevens & Young, LLP, counsel to the Trust, on August 11, 2017, about the Trust’s financial statements dated October 31, 2016 (the “Financial Statements”) as they pertain to certain series of the Trust (each, a “Fund” and collectively, the “Funds”). In furtherance of our discussions, set forth below are our responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated the Staff’s comments below, followed by our written responses.)

1.	Comment:	The Notes to the Financial Statements report that the following Funds are classified as “non-diversified,” as defined in Section 5(b)(2) of the Investment Company Act of 1940: PowerShares Developed EuroPacific Currency Hedged Low Volatility Portfolio, PowerShares Europe Currency Hedged Low Volatility Portfolio, PowerShares FTSE International Low Beta Equal Weight Portfolio, PowerShares Japan Currency Hedged Low Volatility Portfolio, PowerShares S&P 500® ex-Rate Sensitive Low Volatility Portfolio, PowerShares S&P 500® Momentum Portfolio and PowerShares S&P 500 Value With Momentum Portfolio. The Staff notes that, notwithstanding such disclosure, each such Fund appears to have operated as a “diversified” fund as of the end of the Trust’s fiscal year. If any of those Funds have operated as diversified for more than three years, please confirm that any such Fund will obtain shareholder approval to revert back to “non-diversified.”

	Response:	We note that, although each of those Funds were operating as diversified funds as of the end of the Trust’s most recently completed fiscal year, none have been in existence for at least three years. However, we confirm that should any such Fund continuously operate as diversified for at least three years, that Fund will seek approval from its shareholders prior to changing its status back to non-diversified. We note that the PowerShares FTSE International Low Beta Equal Weight Portfolio’s Financial Statements, Prospectus and Statement of Additional Information reflect that it has been classified as a diversified fund.

2.	Comment:	In accordance with Item 27(b)(7)(iv) of Form N-1A, provide a table showing the number of days the market price of each Fund’s shares was greater or less than the Fund’s net asset value (i.e., premium or discount) for the most recently completed five fiscal years (or the life of the Fund, if shorter). In the alternative, please provide this information on the Funds’ website and include that website address in the annual report.

Response:

We note that Item 27(b)(7)(iv) of Form N-1A permits registrants to omit the required table displaying the frequency of premiums and discounts if the registrant provides an Internet address for the fund’s website, at which investors may obtain the premium/discount information required in Item 11(g)(2) of Form N-1A. Item 11(g)(2) requires exchange-traded funds to provide a table showing the number of days the market price of the fund’s shares was greater or less than the fund’s net asset value for the most recently completed calendar year, as well as all completed calendar quarters since the end of that year. Similarly, Item 11(g)(2) also permits registrants to omit that table if the registrant provides an Internet address at the fund’s website for investors to obtain the required premium and discount information.

We note that the Funds’ website, www.powershares.com, includes the information required by Item 11(g)(2) for each Fund; the table for each Fund is included on that Fund’s specific web page. The shareholder report for the Funds discloses the website’s address, as well as the fact that the website is publicly available at no charge. Therefore, we respectfully submit that the Funds currently comply with the requirements of Item 11(g)(2) of Form N-1A (and, therefore, comply with the requirements of Item 27(b)(7)(iv)).

3.	Comment:	With respect to the PowerShares DWA Tactical Sector Rotation Portfolio, and in accordance with FASB ASC 946-235-50-5, provide in the Notes to the Financial Statements a general description of the Fund’s “fund-of-funds” structure and disclose the Fund’s valuation policies generally based on information reported by the investee funds.

Response:

We note for the Staff’s information that the Manager’s Analysis and the Fund of Funds Risk disclosure in Note 2B to the Financial Statements identifies PowerShares DWA Tactical Sector Rotation Portfolio as a fund of funds that invests its assets primarily in other funds. We further note that Note 2A to the Financial Statements states that the holdings of the underlying funds are valued in accordance with their valuation policy, which is the same as the Fund’s valuation policy. Notwithstanding the foregoing, going forward, the Fund will include the following disclosure (and other funds of funds will include information similar to the following) in Note 1 of the Financial Statements:

PowerShares DWA Tactical Sector Rotation Portfolio is a fund of funds, in that it invests in other exchange-traded funds (“Underlying Funds”) advised by the Adviser or its affiliates. The Underlying Funds may engage in a number of investment techniques and practices, which involve certain risks. Each Underlying Fund’s accounting policies are outlined in the Underlying Fund’s financial statements and are publicly available.

4.	Comment:	With respect to the PowerShares DWA Tactical Sector Rotation Portfolio, include in the Statement of Operations the net realized gain or loss from transactions in investment securities of the underlying funds, as well as state separately the distributions of any realized gains by the underlying funds. See Regulation S-X, Rule 6-07, Item 7.

	Response:	We note for the staff’s information that this information is detailed in Note 4 to the Financial Statements. Notwithstanding the foregoing, going forward, PowerShares DWA Tactical Sector Rotation Portfolio (and other funds of funds) will include the requested information in the Statement of Operations.

Sincerely,

/s/ Steven Hill

Steven Hill

Fund Treasurer – Head of Global ETF Administration